November 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Kennedy Lewis Capital Company
File No. 814-01603

Dear Sir or Madam:

On behalf of Kennedy Lewis Capital Company (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended, are the following:

1.	A copy of an amendment to the Company’s fidelity bond (the “Bond”); and

2.
A Certificate of the Secretary of the Company containing the resolutions approved by the Board of Trustees of the Company (the “Board”), including a majority of the Board who are not “interested persons” of the Company, approving the amount, type, form, and coverage of the Bond.

The Company has paid the premium for the period beginning December 14, 2023 and ending February 5, 2024.

If you have any questions about this submission, please contact the undersigned at (212) 782-3840.

Sincerely,

/s/ Rachel Presa

Rachel Presa
Vice President and Secretary
Kennedy Lewis Capital Company

CERTIFICATE OF SECRETARY

The undersigned, Rachel Presa, Vice President and Secretary of Kennedy Lewis Capital Company (the “Company”), a Delaware statutory trust, does hereby certify that:

1.
This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of an amendment to the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2.
The undersigned (i) is the duly elected, qualified and acting Vice President and Secretary of the Company, (ii) has custody of the corporate records of the Company, and (iii) is a proper officer to make this certification.

3.
Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Trustees of the Company, including a majority of the Board of Trustees who are not “interested persons” of the Company, approving the amount, type, form and coverage of the Bond.

4.	The Company has paid the premium for the period beginning December 14, 2023 and ending February 5, 2024.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 30th day of November, 2023.

/s/ Rachel Presa

Rachel Presa
Vice President and Secretary
Kennedy Lewis Capital Company

Exhibit A

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1(a) thereunder, require a business development company, such as Kennedy Lewis Capital Company (“the Company”), to provide and maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and

WHEREAS, Rule 17g-1 under the 1940 Act (“Rule 17g-1”) specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and

WHEREAS, Rule 17g-1 requires that a majority of the trustees who are not “interested persons” (as defined in the 1940 Act) of the investment company (the “Independent Trustees”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, under Rule 17g-l, the Company is required to make certain filings with the Securities and Exchange Commission and give certain notices to each member of the Board of Trustees (the “Board”) in connection with the bond, and designate an officer who shall make such filings and give such notices; and

WHEREAS, the Board has considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and has agreed that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by Hartford Fire Insurance Company with an aggregate coverage in the amount of $1,000,000 would be appropriate; and

WHEREAS, the Board previously approved the Company’s single insured bond, which provides bond coverage for the officers and employees of the Company in the amount of $1,000,000 (the “Fidelity Bond”); and

WHEREAS, the Board has reviewed a copy of the draft amendment, including consideration of the pro rata premiums contemplated therein, to the Fidelity Bond, which would extend the coverage period from December 14, 2023 to February 5, 2024 (the “Fidelity Bond Amendment”).

NOW, THEREFORE, BE IT RESOLVED, the Board, including a majority of the Independent Trustees, hereby adopts and approves in all respects the Fidelity Bond Amendment, in substantially the form provided to the Board, with such modifications as any authorized officer shall, with the advice of counsel, approve, such approval to be conclusively evidenced by the execution and delivery thereof; and be it further

RESOLVED, that the authorized officers be, and each of them hereby is, authorized and empowered to execute and deliver, in the name of the Company and on its behalf, the Fidelity Bond Amendment; and be it further

RESOLVED, that the Chief Financial Officer of the Company be and hereby is designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

Endorsement No.: 4

This endorsement, Effective on 12/14/2022 at 12:01 A.M. standard time, forms a part of

Policy No. 08 FI 0495826-22 of the HARTFORD FIRE INSURANCE CO.

Issued to KENNEDY LEWIS CAPITAL COMPANY

Ross Fisher, President

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
POLICY CHANGE

1. ☐ Policy Premium Changed To: $	9. ☐ Deductible/Retention Changed To:
2. ☐ Insured's Name Changed To: (see description or endorsement listed below)	10. ☒ Expiration Date Is Changed To: 2/5/2024
3. ☐ Insured's Address Changed To: (see description or endorsement listed below)	11. ☐ Additional Insured(s) or Subject(s) of coverage deleted
4. ☐ Anniversary Date Is Changed To:	12. ☐ Policy Provision(s) Added
5. ☐ Additional Insured(s) or Subject(s) of coverage added	13. ☐ Policy Provision(s) Deleted
6. ☒ Additional Premium: $ 481	14. ☐ Exercise Discovery Period, Extended Reporting Period or Tail Coverage Option.
7. ☐ Return Premium: $	15. ☐ Other (see description or endorsement listed below)
8. ☐ Limit of Liability Changed To: $	

Description of Policy Changes:

It is hereby agreed and understood that this policy extended until 2/5/2024 with an additional premium of $481.
All other terms and conditions remain unchanged.

Name and number of Endorsement(s) made part of the policy:

HG 00 H008 00 0202
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